Exhibit 8

PricewaterhouseCoopers LLP
Chartered Accountants
One Lombard Place, Suite 2300
Winnipeg, Manitoba
Canada R3B 0X6
Telephone +1 (204) 926 2400
Facsimile +1 (204) 944 1020

December 23, 2003

Consent of Independent Auditors

We hereby consent to the use in this Annual Report on Form 40-F of CanWest Global Communications Corp. of our report dated October 31, 2003 relating to the consolidated financial statements of CanWest Global Communications Corp. as of August 31, 2003 and 2002 and for the years ended August 31, 2003 and 2002.

PricewaterhouseCoopers LLP

Chartered Accountants

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.